EXHIBIT 99.2

September ___, 2006
Dear Shareholders and Potential Investors:
     We are pleased to advise you that the Board of Directors of EvergreenBancorp, Inc. has authorized a stock offering of up to 666,667 shares of our common stock at $15.00 per share. The new capital from this offering will be used to support our recent and anticipated future growth.
     The offering will be made to our current shareholders and the public at large, and will continue until                     , 2006, unless terminated earlier or extended. Purchasers who are not currently shareholders must purchase a minimum of 1,000 shares ($15,000). There is no minimum purchase for our current shareholders or employees.
     Please review the enclosed prospectus for a full explanation of the offering. If you are interested in purchasing stock, complete the enclosed subscription agreement and return it with your check or money order payable to EvergreenBancorp, Inc.
     To our current shareholders, on behalf of the directors, management and staff, we would like to thank you for the continued support you have shown us in the past. As to those of you who are not currently shareholders, we appreciate the interest you have expressed in EvergreenBancorp, Inc. If you have any questions regarding this offering, please feel free to contact me.
Sincerely,
Gerald O. Hatler
Vice Chairman of the Board, President
and Chief Executive Officer